SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-82


                       PHELPS DODGE EMPLOYEE SAVINGS PLAN


                            PHELPS DODGE CORPORATION


                            2600 NORTH CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-3089

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                        PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date: 6/25/99                           By: /s/ David L. Pulatie
      -----------------                     ---------------------------------
                                            David L. Pulatie, Chairman
                                            Benefits Administration Committee

PHELPS DODGE
EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 1998 AND 1997

PHELPS DODGE EMPLOYEE SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------
DECEMBER 31, 1998 AND 1997


                                                                            PAGE
Report of Independent Accountants                                              1

Statement of Net Assets Available for Benefits, with Fund Information          2

Statement of Changes in Net Assets Available for Benefits, with Fund
Information                                                                    4

Notes to Financial Statements                                                  6

Supplemental Information:*

         I.       Schedule of Assets Held for Investment Purposes at
                  December 31, 1998                                           14

         II.      Schedule of Loans or Fixed Income Obligations               19

         III.     Schedule of Reportable Transactions for Year Ended
                  December 31, 1998                                           20

                  * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I, II and III and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Phoenix, Arizona
June 23, 1999

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                 Income                                          Euro-   Conservative
                                    Interest      and        Equity     Enhanced   U.S. Small   Pacific   Investment
                                     Income      Growth      Growth       Index     Company     Growth    Portfolio
          Assets                      Fund        Fund        Fund        Fund        Fund       Fund       Fund
----------------------------------   -------     -------     -------     -------     ------     ------     -------
Investments, at current value
  (cost basis $307,146):
      Common Stocks
      Registered Investment
        Companies                                $56,079     $75,215                 $9,178     $5,562     $ 2,471
      Common/Collective Funds        $48,165                             $26,195                             6,468
      Guaranteed Investment
        Contracts                      5,705
      Cash and Short-Term
        Investments
      Loans to Participants
                                     -------     -------     -------     -------     ------     ------     -------
                                      53,870      56,079      75,215      26,195      9,178      5,562       8,939
                                     -------     -------     -------     -------     ------     ------     -------
Receivables:
    Loan Repayments                       13          15          22           7          3          2           2
    Employee Contributions                33          58          75          38         14          9          10
    Employer Contributions             1,133       1,491       1,904       1,007        399        226         234
                                     -------     -------     -------     -------     ------     ------     -------
                                       1,179       1,564       2,001       1,052        416        237         246
                                     -------     -------     -------     -------     ------     ------     -------
Net assets available for benefits    $55,049     $57,643     $77,216     $27,247     $9,594     $5,799     $ 9,185
                                     =======     =======     =======     =======     ======     ======     =======

                                                            Phelps     Schwab    Occidental
                                     Moderate   Aggressive   Dodge    Personal   Petroleum
                                    Investment  Investment  Common     Choice     Common
                                    Portfolio   Portfolio    Stock   Retirement    Stock         Loan
          Assets                      Fund        Fund       Fund       Fund        Fund         Fund       Total
----------------------------------   -------     -------    -------    -------    --------     --------    --------
Investments, at current value
  (cost basis $307,146):
      Common Stocks                                         $33,263    $  1,677   $    142                 $ 35,082
      Registered Investment
        Companies                    $ 8,613     $11,111                 11,421                             179,650
      Common/Collective Funds         12,892      10,506                                                    104,226
      Guaranteed Investment
        Contracts                                                                                             5,705
      Cash and Short-Term
        Investments                                                        710                                  710
      Loans to Participants                                                                    $ 17,547      17,547
                                     -------     -------    -------    -------    --------     --------    --------
                                      21,505      21,617     33,263     13,808         142       17,547     342,920
                                     -------     -------    -------    -------    --------     --------    --------
Receivables:
    Loan Repayments                        9          14         10                                 (97)
    Employee Contributions                35          56         36                                             364
    Employer Contributions               971       1,224        913                                           9,502
                                     -------     -------    -------    -------    --------     --------    --------
                                       1,015       1,294        959                                 (97)      9,866
                                     -------     -------    -------    -------    --------     --------    --------
Net assets available for benefits    $22,520     $22,911    $34,222    $13,808    $    142     $ 17,450    $352,786
                                     =======     =======    =======    =======    ========     ========    ========

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                       Money     Interest                 Equity                  Growth
                                      Market      Income     Balanced     Income     S&P 500       Stock
            Assets                     Fund        Fund        Fund        Fund        Fund        Fund
---------------------------------     -------     -------     -------     -------     -------     -------
Investments, at current value
  (cost basis $292,241):
    Common Stocks
    Registered Investment
      Companies                       $34,698                 $ 4,013     $69,032     $12,770     $85,400
    Guaranteed Investment
      Contracts                                   $44,576
    Loans to Participants
                                      -------     -------     -------     -------     -------     -------
                                       34,698      44,576       4,013      69,032      12,770      85,400
                                      -------     -------     -------     -------     -------     -------
Receivables:
    Loan Repayments                        78         105           6         125          21         159
    Employee Contributions                129         165          18         231          66         338
    Employer Contributions              1,553       1,304         185       1,950         600       2,568
                                      -------     -------     -------     -------     -------     -------
                                        1,760       1,574         209       2,306         687       3,065
                                      -------     -------     -------     -------     -------     -------
Net assets available for benefits     $36,458     $46,150     $ 4,222     $71,338     $13,457     $88,465
                                      =======     =======     =======     =======     =======     =======

                                                               Phelps    Occidental
                                       Inter-                  Dodge     Petroleum
                                      national   SmallCap      Common      Common
                                       Equity     Equity       Stock       Stock        Loan
            Assets                      Fund       Fund         Fund        Fund        Fund       Total
---------------------------------      ------     -------     --------    --------    --------    --------
Investments, at current value
  (cost basis $292,241):
    Common Stocks                                             $ 42,835      $ 269                 $ 43,104
    Registered Investment
      Companies                        $5,024     $ 6,789                                          217,726
    Guaranteed Investment
      Contracts                                                                                     44,576
    Loans to Participants                                                             $ 15,551      15,551
                                       ------     -------     --------      -----     --------    --------
                                        5,024       6,789       42,835        269       15,551     320,957
                                       ------     -------     --------      -----     --------    --------
Receivables:
    Loan Repayments                         6           8          100                    (608)
    Employee Contributions                 29          42          221                               1,239
    Employer Contributions                283         391        1,547                              10,381
                                       ------     -------     --------      -----     --------    --------
                                          318         441        1,868                    (608)     11,620
                                       ------     -------     --------      -----     --------    --------
Net assets available for benefits      $5,342     $ 7,230     $ 44,703      $ 269     $ 14,943    $332,577
                                       ======     =======     ========      =====     ========    ========

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                          Money                   Equity      S&P 500      Growth       SmallCap    Interest
                                         Market     Balanced      Income       Index        Stock        Equity      Income
               Assets                     Fund        Fund         Fund         Fund         Fund         Fund        Fund
--------------------------------------  --------    --------     --------     --------     --------     -------     --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)                 $   (108)    $ (6,344)    $   (225)    $ (3,152)    $(1,598)
    Dividends                           $  1,250          80        1,336                     2,329          33     $  1,002
    Interest                                              10           68           28           85          11        1,802
                                        --------    --------     --------     --------     --------     -------     --------
                                           1,250         (18)      (4,940)        (197)        (738)     (1,554)       2,804
                                        --------    --------     --------     --------     --------     -------     --------

  Transfer of Nesor assets                   224         118          237          238          533         146          215
                                        --------    --------     --------     --------     --------     -------     --------
  Contributions:
    Employee                                 877         190        1,715          866        2,482         378        1,857
    Employer                                  79          46          408          151          548          84        1,808
                                        --------    --------     --------     --------     --------     -------     --------
                                             956         236        2,123        1,017       3,030          462        3,665
                                        --------    --------     --------     --------     --------     -------     --------
Total additions                            2,430         336       (2,580)       1,058        2,825        (946)       6,684
                                        --------    --------     --------     --------     --------     -------     --------

Deductions from net assets
 attributed to:
  Distributions to participants
    and beneficiaries                     (5,844)       (613)      (3,474)        (616)      (4,675)       (234)      (6,958)
  Loans to participants,
    net of repayments                        (95)        (15)        (296)         (38)        (722)        (31)        (406)
  Transfer of Accuride assets             (1,028)       (164)      (4,683)        (455)      (7,533)       (324)      (2,764)
  Fund exchanges, net                    (31,921)     (3,766)     (60,305)     (13,406)     (78,360)     (5,695)      12,343
                                        --------    --------     --------     --------     --------     -------     --------
Total deductions                         (38,888)     (4,558)     (68,758)     (14,515)     (91,290)     (6,284)       2,215
                                        --------    --------     --------     --------     --------     -------     --------

Increase(decrease) in net
  assets during the year                (36,458)     (4,222)     (71,338)     (13,457)     (88,465)     (7,230)       8,899

Net assets available for benefits:
  Beginning of year                      36,458       4,222       71,338       13,457       88,465       7,230       46,150
                                       --------    --------     --------     --------     --------     -------     --------
  End of year                                --          --           --           --           --          --     $ 55,049
                                       ========    ========     ========     ========     ========     =======     ========

                                                     Phelps     Occidental
                                                     Dodge      Petroleum      Income
                                      EuroPacific    Common       Common        and         Equity     Enhanced   U.S. Small
                                         Growth      Stock         Stock       Growth       Growth       Index      Company
               Assets                     Fund       Fund          Fund         Fund         Fund         Fund        Fund
--------------------------------------  --------    --------     --------     --------     --------     -------     --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)     $   479     $ (7,271)    $   (129)    $   9,186     $ 14,172     $  5,326     $   568
    Dividends                               301        1,283            9         2,358        1,546                    1,017
    Interest                                  9           31                          2            3            6           1
                                        -------     --------     --------     ---------     --------     --------     -------
                                            789       (5,957)        (120)       11,546       15,721        5,332       1,586
                                        -------     --------     --------     ---------     --------     --------     -------

  Transfer of Nesor assets                  138          287
                                        -------     --------     --------     ---------     --------     --------     -------
  Contributions:
    Employee                                417        2,455                      1,257        1,691          879         341
    Employer                                339        1,630                      1,855        2,395        1,238         510
                                        -------     --------     --------     ---------     --------     --------     -------
                                            756        4,085                      3,112        4,086        2,117         851
                                        -------     --------     --------     ---------     --------     --------     -------
Total additions                           1,683       (1,585)        (120)       14,658       19,807        7,449       2,437
                                        -------     --------     --------     ---------     --------     --------     -------

Deductions from net assets
 attributed to:
  Distributions to participants
    and beneficiaries                      (333)      (3,507)          (1)       (1,190)        (974)        (263)       (217)
  Loans to participants,
    net of repayments                       (19)          65                       (268)        (364)        (132)        (16)
  Transfer of Accuride assets              (276)      (3,399)
  Fund exchanges, net                      (598)      (2,055)          (6)       44,443       58,747       20,193       7,390
                                        -------     --------     --------     ---------     --------     --------     -------
Total deductions                         (1,226)      (8,896)          (7)       42,985       57,409       19,798       7,157
                                        -------     --------     --------     ---------     --------     --------     -------

Increase(decrease) in net
  assets during the year                    457      (10,481)        (127)       57,643       77,216       27,247       9,594

Net assets available for benefits:
  Beginning of year                       5,342       44,703          269
                                        -------     --------     --------     ---------     --------     --------     -------
  End of year                           $ 5,799     $ 34,222     $    142     $  57,643     $ 77,216     $ 27,247     $ 9,594
                                        =======     ========     ========     =========     ========     ========     =======

                                                      Moderate                   Schwab
                                       Conservative  Investment   Aggressive    Personal
                                        Investment   Portfolio    Investment     Choice
                                        Portfolio      Equity      Portfolio   Retirement      Loan
               Assets                      Fund         Fund         Fund         Fund         Fund        Total
--------------------------------------   --------     --------     --------     --------     --------     -------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)      $   607      $  2,244     $  2,792     $ 2,955                 $  19,502
    Dividends                                179           504          540         310                    14,077
    Interest                                   3                                           $  1,552         3,611
                                         -------      --------     --------     -------    --------     ---------
                                             789         2,748        3,332       3,265       1,552        37,190
                                         -------      --------     --------     -------    --------     ---------

  Transfer of Nesor assets                                                                       22         2,158
                                         -------      --------     --------     -------    --------     ---------
  Contributions:
    Employee                                 236           873        1,292                                17,806
    Employer                                 298         1,205        1,563                                14,157
                                         -------      --------     --------     -------    --------     ---------
                                             534         2,078        2,855                                31,963
                                         -------      --------     --------     -------    --------     ---------
Total additions                            1,323         4,826        6,187       3,265       1,574        71,311
                                         -------      --------     --------     -------    --------     ---------
Deductions from net assets
 attributed to:
  Distributions to participants
    and beneficiaries                        (25)          (75)        (109)                   (888)      (29,996)
  Loans to participants,
    net of repayments                         (4)           12           28                   2,301
  Transfer of Accuride assets                                                                  (480)      (21,106)
  Fund exchanges, net                      7,891        17,757       16,805      10,543
                                         -------      --------     --------     -------    --------     ---------
Total deductions                           7,862        17,694       16,724      10,543         933       (51,102)
                                         -------      --------     --------     -------    --------     ---------


Increase(decrease) in net
  assets during the year                   9,185        22,520       22,911      13,808       2,507        20,209

Net assets available for benefits:
  Beginning of year                                                                          14,943       332,577
                                         -------      --------     --------     -------    --------     ---------
  End of year                            $ 9,185      $ 22,520     $ 22,911     $13,808    $ 17,450     $ 352,786
                                         =======      ========     ========     =======    ========     =========

PHELPS DODGE EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                         Money    Interest             Equity
                                         Market    Income   Balanced   Income    S&P 500     Growth
Assets                                    Fund      Fund      Fund      Fund    Index Fund Stock Fund
---------------------------------       --------- --------- --------- --------- ---------- ----------
Additions to net assets attributed to
  Investment income:
    Net appreciation (depreciation)                                97    12,155      2,063     12,525
    Dividends                           $   1,872                 437     3,813                 5,558
    Interest                                      $   3,218         8        93         23        121
                                        --------- --------- --------- ---------  ---------  ---------
                                            1,872     3,218       542    16,061      2,086     18,204
                                        --------- --------- --------- ---------  ---------  ---------
Contributions:
  Employee                                  1,759     2,320       235     3,168        775      4,738
  Employer                                  2,144     2,046       242     2,844        782      3,880
                                        --------- --------- --------- ---------  ---------  ---------
                                            3,903     4,366       477     6,012      1,557      8,618
                                        --------- --------- --------- ---------  ---------  ---------
Total additions                             5,775     7,584     1,019    22,073      3,643     26,822
                                        --------- --------- --------- ---------  ---------  ---------
Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                      (7,162)   (5,193)     (127)   (3,119)      (493)    (4,370)
  Other charges, net                            1        (9)
  Loans to participants,
    net of repayments                           4       245         1      (175)        (8)      (188)
  Fund exchanges, net                       6,459    (7,995)    1,608      (539)     6,339     (5,218)
                                        --------- --------- --------- ---------  ---------  ---------
  Total deductions                           (698)  (12,952)    1,482    (3,833)     5,838     (9,776)
                                        --------- --------- --------- ---------  ---------  ---------

Increase(decrease) in net
  assets during the year                    5,077    (5,368)    2,501    18,240      9,481     17,046

Net assets available for benefits:
  Beginning of year                        31,381    51,518     1,721    53,098      3,976     71,419
                                        --------- --------- --------- ---------  ---------  ---------
  End of year                           $  36,458 $  46,150 $   4,222 $  71,338  $  13,457  $  88,465
                                        ========= ========= ========= =========  =========  =========
                                                                  Phelps   Occidental
                                                      Small Cap   Dodge    Petroleum
                                        International  Equity     Common     Common
Assets                                   Equity Fund    Fund    Stock Fund Stock Fund Loan Fund   Total
---------------------------------        -----------  --------- ---------- ---------- --------- ---------
Additions to net assets attributed to
  Investment income:
    Net appreciation (depreciation)       $    (119)  $    (249) $  (3,410) $      56           $  23,118
    Dividends                                   391       1,132      1,311         10              14,524
    Interest                                     12          15         43            $   1,434     4,967
                                          ---------   ---------  ---------  --------- --------- ---------
                                                284         898     (2,056)        66     1,434    42,609
                                          ---------   ---------  ---------  --------- --------- ---------
Contributions:
  Employee                                      429         631      2,917                         16,972
  Employer                                      389         543      2,387                         15,257
                                          ---------   ---------  ---------  --------- --------- ---------
                                                818       1,174      5,304                         32,229
                                          ---------   ---------  ---------  --------- --------- ---------
Total additions                               1,102       2,072      3,248         66     1,434    74,838
                                          ---------   ---------  ---------  --------- --------- ---------
Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                          (124)       (188)    (4,225)        (6)   (1,204)  (26,211)
  Other charges, net                                                                         (2)      (10)
  Loans to participants,
    net of repayments                            39          16         (2)                  68
  Fund exchanges, net                         1,136         683     (2,454)       (19)
                                          ---------   ---------  ---------  --------- --------- ---------
  Total deductions                            1,051         511     (6,681)       (25)   (1,138)  (26,221)
                                          ---------   ---------  ---------  --------- --------- ---------
Increase(decrease) in net
  assets during the year                      2,153       2,583     (3,433)        41       296    48,617

Net assets available for benefits:
  Beginning of year                           3,189       4,647     48,136        228    14,647   283,960
                                          ---------   ---------  ---------  --------- --------- ---------
  End of year                             $   5,342   $   7,230  $  44,703  $     269 $  14,943 $ 332,577
                                          =========   =========  =========  ========= ========= =========

   The accompanying notes are an integral part of these financial statements.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL

     The Phelps Dodge Corporation  Savings and Deferred Profit Sharing Plan (the
     Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan.

     Effective January 1, 1998, assets relating to Accuride employees were transferred out of the Plan into the Accuride Employee Savings Plan as a result of the Corporation's sale of Accuride Corporation. Assets from the Nesor Alloy Corporation Non-Union Employees' Profit Sharing Plan were merged into the Plan during February 1998.

     The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

     ADMINISTRATION

     The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of six employees of the Corporation who are appointed by the Corporation's Board of Directors.

     Effective September 1, 1998, plan assets are held by a trust (the Trust) administered by UMB, n.a. (the Trustee or UMB) and J.P. Morgan/American Century Retirement Plan Services (the Recordkeeper) was appointed as the Recordkeeper of the Trust. Prior to September 1, 1998, plan assets were held by a trust administered by Marshall and Ilsley Trust Company of Arizona (the Former Trustee).

     Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan were paid by the Corporation.

     INVESTMENT OPTIONS

     Participant investments are self-directed. The Trust is comprised of the following investments at December 31, 1998:

     Interest Income Fund - common/collective fund investing in high quality government and corporate bonds, stable value and guaranteed investment contracts and money market instruments.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Income and Growth Fund - mutual fund investing in stocks of large-sized companies whose stock is expected to have a higher expected dividend yield and higher overall return potential than the S&P 500 Index.

     Equity Growth Fund - mutual fund investing in common stocks that fund management believes will have higher overall return potential than the S&P 500 Index.

     Enhanced Index Fund - mutual fund investing in approximately 350 large U.S. companies whose stock is expected to provide a higher total return potential than the S&P 500 Index.

     U.S. Small Company Fund - mutual fund investing in stocks of small-sized companies and seeks to outperform the Russell 2000 Index.

     EuroPacific Growth Fund (previously named the International Equity Fund) - mutual fund investing in stocks of non-U.S. companies which appear to offer above average growth potential and whose objective is to provide long-term growth of capital.

     Conservative   Investment  Portfolio  Fund  -  asset  allocation  portfolio composed of 60 percent of the Interest Income Fund and a 40 percent mix of the plan's mutual funds to provide a conservative investment return.

     Moderate Investment Portfolio Fund - asset allocation portfolio composed of a 60 percent mix of the plan's mutual funds and 40 percent of the Interest Income Fund to provide a moderate investment return.

     Aggressive Investment Portfolio Fund - asset allocation portfolio composed of an 80 percent mix of the plan's mutual funds and 20 percent of the Interest Income Fund to provide an aggressive investment return.

     Phelps Dodge Common Stock Fund - invests only in common stock of the Corporation.

     Schwab Personal Choice Retirement Fund - enables participants to transfer funds from the above accounts to a wide range of investments, which includes mutual funds, over the counter stocks, short-term cash instruments and other investment options offered by Schwab.

     In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     The Trust was comprised of the following investments until August 31, 1998:

     Money Market Fund - mutual fund investing in high quality, short-term cash instruments including certificates of deposit and U.S. Treasury bills issued by banks, corporations and the U.S. government or its agencies.

     Interest Income Fund - fund investing in high quality government, corporate and mortgage backed debt and other fixed income securities.

     Equity Income Fund - mutual fund investing in income-producing stocks with expected higher returns than the overall market; a portion may be invested in bonds or other fixed income securities, especially those convertible to stocks.

     Growth Stock Fund - mutual fund investing in stocks of mid-sized companies whose stock is expected to grow faster than the overall market.

     Phelps Dodge Common Stock Fund - invests only in common stock of the Corporation.

     Balanced Fund - mutual fund investing in a mix of stocks, U.S. Treasury bonds and money market cash instruments; the allocation of assets may shift substantially from time-to-time.

     S&P 500 Index Fund - mutual fund investing in stocks, primarily of the same companies as in the S&P 500 Index.

     International Equity Fund - mutual fund investing in stocks of European and
     Pacific  Basin  companies  and  government   securities  of  developed  and
     developing countries.

     Small Cap Equity Fund - mutual fund investing in a combination of small and mid-sized value and growth stocks.

     In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

     CONTRIBUTIONS

     A profit sharing contribution made for certain salaried and Phelps Dodge Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) is limited to the lesser of: 8 percent of consolidated net income of the Corporation; 7 1/2 percent of the aggregate eligible base pay of Participants; or the percentage of the total eligible pay that would have been allocated to employees who were Participants in the Plan and eligible for profit sharing on December 31, 1996, determined under the terms of the Plan on that date. The Company Profit Sharing Contribution can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. Profit sharing contributions, which are included in Employer

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     Contributions in the Statement of Changes in Net Assets Available for Benefits, with Fund Information, totaled $9,184,000 for 1998 and $9,867,000 for 1997.

     Participants were allowed to make voluntary contributions from 1 percent to 10 percent of their base pay on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction from July 1, 1986 to March 31, 1989. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 1 percent to 10 percent of their base pay and 1 percent to 15 percent of their base pay effective September 1, 1998. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50 percent of the first 5 percent of the base pay deferred. Effective September 1, 1998, Participants are eligible to make contributions to the Plan after three months of service; however, these contributions are not eligible for Company Matching Contribution until after one year of service. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

     DISTRIBUTIONS

     Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Prior to August 31, 1998, distributions were generally made in cash, although distributions from the Phelps Dodge Common Stock Fund, Occidental Petroleum Stock Fund, Equity Income Fund and Growth Stock Fund were also made in shares. Cash distributions were based upon the market price of the funds within two days prior to the time of distribution. Effective September 1, 1998, cash distributions are based upon the underlying closing price of the funds, except for Phelps Dodge Common Stock or Occidental Petroleum Stock which are based upon the actual price at which the stock is liquidated in the market three days prior to the time of distribution. Distributions of the Phelps Dodge Common Stock Fund and Occidental Petroleum Stock Fund may be made in shares.

     Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     LOANS

     Participants may borrow amounts as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The minimum loan is $1,000 and the maximum loan is an amount equal to $50,000 minus the Participant's highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant's vested account balance. All loans bear the Former Trustee's prime interest rate plus 2 percent at the end of the month preceding the month in which the loan is applied for. Effective September 1, 1998, loans bear the prime interest rate as quoted in the Wall Street Journal plus 2 percent as of the first of each month. The prime rate at December 31, 1998 was 7.75 percent. Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant's previous contributions to the Plan.

     PLAN TERMINATION

     The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan are prepared on the accrual basis of accounting. Plan investments, other than Guaranteed Investment Contracts (GIC's), are presented at fair value. The fair values of common stock, registered investment companies and common/collective fund shares are based upon the closing market price on the valuation date. The GIC's are recorded at contract value, which approximates fair value. Contract value is based upon the GIC's respective face values plus accrued interest on the valuation date. Participant loans are valued at amounts advanced to participants less principal payments received.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

     Benefit obligations for persons who have withdrawn from participation in the Plan are not recorded as liabilities in the accompanying financial statements. There were no benefit obligations outstanding at December 31, 1998 and $3,550,000 outstanding at December 31, 1997.

     For comparative purposes, certain prior year amounts have been reclassified to conform with the current year presentation.

3.   INVESTMENTS

     The following table presents the current value of investments with separate identification of individual investments which represent 5 percent or more of net assets:

                                                             DECEMBER 31,
                                                         1998           1997
                                                      ----------     ----------
                                                            (in thousands)
J.P. Morgan Interest Income Fund                      $   53,870*
American Century Income & Growth Fund                     56,079*
American Century Equity Growth Fund                       75,215*
J.P. Morgan Enhanced Index Fund                           26,195*
Moderate Investment Portfolio Fund                        21,505*
Aggressive Investment Portfolio Fund                      21,617*
Barclays Money Market Fund I                                          $  34,698*
Commonwealth Synthetic GIC, 6.04%
    open maturity rate resets calendar quarter                           33,908*
Fidelity Equity Income Fund                                              69,032*
Fidelity Magellan Fund                                                   85,400*
Phelps Dodge Corporation Common Stock                     33,263*        42,074*
Loans to participants, 8%-12.5%,
    maturing through December 2013                        17,547*        15,551*
Other                                                     37,629         40,294
                                                      ----------     ----------
                                                      $  342,920     $  320,957
                                                      ==========     ==========

* Represents 5 percent or more of net assets at the end of the respective Plan year.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

4.   UNITIZED FUNDS

     Prior to the transfer of funds to UMB in September 1998, several investment funds were unitized to allow the Former Trustee to participate in late day trading. Unitization requires the establishment and maintenance of a cash reserve to settle the sale of the units with cash from the reserve rather than having to wait at least one business day for the settlement of the underlying mutual fund as would normally be the case without unitization. The value of the fund determined using the number of units and net asset value per unit may not agree to the statement of net assets available for benefits, with fund information, due to pending trades and in-kind distributions. There are no unitized funds at December 31, 1998.

     The following represents the number of units and the net asset value per unit for all unitized funds at December 31, 1997:

                                      NUMBER OF UNITS   NET ASSET VALUE PER UNIT
                                      ---------------   ------------------------
Interest Income Fund                     3,982,513            $ 11.187

Balanced Fund                              303,009              13.097

S&P 500 Index Fund                         847,004              15.097

International Equity Fund                  418,361              12.005

Small Cap Equity Fund                      514,633              13.143

Phelps Dodge Common Stock Fund             654,674              65.365

PHELPS DODGE EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

5.   RELATED PARTY TRANSACTIONS

     The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                     YEAR ENDED DECEMBER 31,
                                                       1998           1997
                                                     -------        -------
                                                         (in thousands)
     Cost of shares purchased                        $13,344        $16,215
     Number of shares purchased                          226            217

     Proceeds from shares sold                       $10,109        $15,046
     Number of shares sold                               168            197

     Value of shares distributed                     $ 4,973        $ 1,271
     Number of shares distributed                         82             20


     Certain Plan investments are shares of Registered Investment Companies and Common/ Collective Trusts managed by American Century Investments and J.P. Morgan Investment Management. J.P. Morgan/American Century Retirement Plan Services, an affiliate, is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.   TAX STATUS

     The Plan received a determination  letter from the Internal Revenue Service
     (IRS) dated September 2, 1998, which stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended and restated since receiving the determination letter, and will file for a redetermination by the IRS that the Plan, as amended and restated, continues to satisfy such requirements. The Committee believes that the Plan, as amended and restated and as operated, continues to satisfy IRS requirements for tax exemption.

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES            SCHEDULE I
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                     Description of investment
                                                   including maturity date, rate
                                                      of interest, collateral,
Party-in-  Identity of issue, borrower,                par or maturity value,
interest   lessor or similar party                       or number of shares         Cost      Current Value
---------  --------------------------------------  -----------------------------   ---------   -------------
           CASH AND SHORT-TERM INVESTMENTS
            Cash                                                 5,883            $    5,883     $     5,883
            Schwab Value Advantage Money Fund                   65,167                65,167          65,167
            Schwab U.S. Treasury Money Fund                    638,869               638,869         638,869
            Schwab Money Market Fund                               279                   279             279
                                                                                  ----------     -----------
              Total Cash and Short-Term Investments                                  710,198         710,198

           COMMON/COLLECTIVE FUNDS:
   *        J.P. Morgan Enhanced Index Fund                  1,856,691            31,708,408      39,753,057
   *        J.P. Morgan Interest Income Fund                64,472,301            64,472,301      64,472,301
                                                                                  ----------     -----------
              Total Common/Collective Funds                                       96,180,709     104,225,358

           COMMON STOCKS:
            A.O. Tatneft Sponsored                               1,000                 2,405           1,937
            Action Performance Co.                                  40                 1,195           1,415
            Alaska Air Group Inc.                                  500                19,717          22,125
            Alba-Waldensian Inc.                                    50                 1,052           1,268
            Alydaar Software Corp.                               9,500                70,004          78,375
            America Online Inc., Del.                            1,520               130,353         235,790
            American West Holding CP CL B                          150                 2,017           2,550
            Applied Cellular Tech., Inc.                            50                   220             177
            Aztar Corp.                                            400                 2,030           2,025
            Barnes & Noble                                          50                 1,461           2,125
            Bear Stearns Cos Inc.                                  100                 4,305           3,743
            Bellsouth Corporation                                  124                 4,984           6,185
            Beyond.Com Corp.                                       150                 4,024           3,112
            Biomerica Inc.                                         500                   545             500
            Books A Million                                         70                 1,172             910
            Cameco Corp.                                           300                 5,527           5,343
            Caterpillar Inc.                                         9                   448             413
            CD Now Inc.                                            290                 6,190           5,220
            Cendant Corp.                                        9,350               141,826         180,571
            Charles Schwab Corp.                                    50                 2,455           2,808
            Chase Manhattan Corp.                                  200                12,929          14,200
            Chesapeake Energy Corp.                                400                   589             375
            Ciena Corp.                                            800                16,241          11,700
            Cisco Systems Inc.                                     400                30,613          37,125
            Citigroup Inc.                                         340                15,964          16,893
            Coca Cola Company                                       70                 5,022           4,696
            Compaq Computer Corp.                                2,800               106,239         117,600
            Computer Literacy Inc.                                 100                 2,142           1,344

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES            SCHEDULE I
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                     Description of investment
                                                   including maturity date, rate
                                                      of interest, collateral,
Party-in-  Identity of issue, borrower,                par or maturity value,
interest   lessor or similar party                       or number of shares         Cost      Current Value
---------  --------------------------------------  -----------------------------   ---------   -------------
           COMMON STOCKS: (CONTINUED)
           Core Laboratories N.V.                                  400            $     6,975     $    7,650
           Countrywide Credit Inds.                                100                  4,299          5,019
           Coyote Network Sys. Inc.                                700                  5,455          5,163
           Cracker Barrel Old Country Store                         30                    705            699
           Cree Research Inc.                                       50                  2,114          2,394
           Cybercash Inc.                                          200                  3,580          3,000
           Dell Computer Corp.                                   1,200                 68,886         87,825
           Delta Air Lines Inc.                                    100                  5,305          5,200
           Detour Magazine Inc.                                  1,500                    551            609
           Dial Corporation New                                    100                  2,667          2,888
           Diamond Offshore Drilling                               400                  8,705          9,475
           Diamonds Trust Series I                                 501                 42,798         45,876
           Disney Holding Co.                                      100                  3,105          3,000
           Du Pont E I De Nemour & Co.                               8                    502            427
           EMC Corp. Mass.                                         400                 31,135         34,000
           Egghead.Com Inc.                                        500                 11,434         10,406
           Espirito Santo Financial ADR                            500                  8,981          9,781
           Excite Inc.                                             125                  6,680          5,258
           Fairchild Corp. Class A                                 200                  3,230          3,150
           Galtech Semi Material                                   500                     85             43
           General Electric Company                                100                  8,624         10,200
           General Motors Corp.                                      6                    416            432
           Genzyme Corp. General                                   200                  9,192          9,950
           Global Games Corp.                                    2,300                    630            437
           Hilton Hotels Corp.                                     650                 12,368         12,431
           Home Depot Inc.                                         842                 42,222         51,522
           I Link Incorporated                                     350                    785            744
           Indo Pacific Energy Ltd. F                              550                    579            241
           Indymac Mortgage Holdings                             1,000                 12,180         10,563
           Internet America Inc.                                   452                 14,268         13,108
           International Speedway CL A                              40                  1,240          1,620
           International Uranium Corp.                          10,000                  3,891          3,500
           Iridium World Comm. CL AF                                33                  1,560          1,306
           Kaydon Corporation                                      300                 11,430         12,019
           Kentex Energy Inc.                                      500                    606             80
           Kismet Energy Corp.                                     200                      0            200
           LSI Logic Corp.                                         600                 10,400          9,675
           Lehman Brothers Holdings Inc.                           200                 10,780          8,813
           Lucent Technoligies Inc.                                500                 40,176         54,969
           MBT International Inc.                                1,000                  1,905          7,625
           Market Guide Inc.                                       200                  2,430          2,375
           MCI Worldcom Inc.                                       300                 19,399         21,525

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES            SCHEDULE I
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                     Description of investment
                                                   including maturity date, rate
                                                      of interest, collateral,
Party-in-  Identity of issue, borrower,                par or maturity value,
interest   lessor or similar party                       or number of shares         Cost      Current Value
---------  --------------------------------------  -----------------------------   ---------   -------------
           COMMON STOCKS: (CONTINUED)
           Melita International Corp.                              300                  2,452          6,300
           MicroAge Inc.                                           100                  1,767          1,538
           Mirage Resorts Inc.                                     200                  3,180          2,988
           Monsanto Company                                        200                  7,555          9,500
           National Semiconductor Corp.                          1,300                 18,685         17,550
           Netscape Communications                                 550                 34,419         33,413
           Northland Cranberries A                                  50                    655            452
           Occidental Pete Corp.                                   400                  7,903          6,750
           Organogenesis Inc.                                      200                  3,030          2,050
           Pairgain Technologies                                   200                  1,686          1,538
           Patterson Energy Inc.                                   100                    495            406
           Peoplesoft Inc.                                         700                 14,985         13,256
           Pfizer Incorporated                                     515                 55,844         64,380
           Philip Morris COS Inc.                                    8                    443            428
           Pogo Producing Co.                                      400                  5,200          5,200
           Poore Brothers Inc.                                   1,200                  1,086            713
           Premisys Communcations                                  800                  5,380          7,350
           Presstek Inc.                                           400                  3,025          2,725
           QAD Inc.                                                600                  2,580          2,138
           Recoton Corp.                                           500                  8,530          8,969
           Rostelecom Long                                         600                  2,280          2,513
           Royal Carribean Cruises Ltd.                            251                  5,615          9,273
           SPDR Trust Unit SR 1                                    180                 19,852         22,196
           Safeway Inc.                                          1,358                 63,018         82,753
           Santa  Fe International Corp.                           300                  3,949          4,350
           Sara Lee Corp.                                           40                  1,202          1,128
           Schlumberger Ltd.                                       100                  4,442          4,638
           Scientific Atlanta Inc.                               1,500                 31,501         34,219
           Shaman Pharmaceuticals                                3,500                  6,656          6,672
           Singer Company NV                                     1,000                  4,030          3,938
           Starwood Hotels & Resorts                               400                 11,248          9,075
           Sun Microsystems Inc.                                   200                 14,592         17,125
           TCI Satellite Ent CL A                                2,000                  1,124          2,875
           Teleglobe Inc.                                           66                  1,938          2,376
           Tellabs Inc.                                            200                 13,457         13,713
           Tilden Associates Inc.                                  978                    702            734
           Trans Orient Pete Ltd.                                  700                  1,357            941
           TransTexas Gas Corp.                                    406                  1,324          1,066
           Union Carbide Corp.                                       8                    345            342
           United Healthcare Corp.                                 100                  4,980          4,306

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES            SCHEDULE I
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                     Description of investment
                                                   including maturity date, rate
                                                      of interest, collateral,
Party-in-  Identity of issue, borrower,                par or maturity value,
interest   lessor or similar party                       or number of shares         Cost      Current Value
---------  --------------------------------------  -----------------------------   ---------   -------------
           COMMON STOCKS: (CONTINUED)
           U.S. Airways Group Inc.                                 100                  5,036          5,200
           Viasat Inc.                                             100                  1,030          1,006
           Vista Gold Corporation                                  500                    137             78
           Vocaltec Commun.                                        100                  1,317          1,125
           Wal-Mart Stores Inc.                                    185                 12,731         15,066
           Watson Pharmaceuticals                                  100                  5,061          6,288
           Worldwide Web Netwrx Corp.                              500                    464            328
                                                                                  ----------     -----------
                 Total Common Stocks                                                1,412,230      1,676,691

           REGISTERED INVESTMENT COMPANIES:
  *        American Century Equity Growth Fund               3,612,971             66,940,340     82,041,937
  *        American Century Income & Growth Fund             2,149,537             52,833,552     62,865,313
           American Europacific Fund                           375,045              9,338,739     10,644,384
           Baron Asset Fund                                         70                  3,303          3,517
           Dodge & Cox Balanced Fund                                16                  1,051          1,013
           Dreyfus Aggressive Value Fund                           224                  5,234          5,544
           Fidelity Contrafund II                                  433                  4,327          4,822
           Fidelity Equity Income Fund                          53,481              2,417,841      2,968,218
           Fidelity Magellan Fund                               67,987              6,222,487      8,188,326
           Fidelity Select Technology Fund                          19                  1,304          1,474
           Janus Special Situations Fund                         2,537                 36,002         44,176
           Janus Worldwide Fund                                    234                  9,534         11,105
  *        J.P. Morgan Pierpont U.S. Small Company Fund      1,045,531             11,825,166     12,677,677
           Nicholas II Fund                                        126                  4,765          4,547
           Oakmark Fund - Harris Assoc.
             Investment Trust                                      196                  7,001          7,038
           PBHG Mid-Cap Value Fund                                 393                  5,000          6,148
           Rydes OTC Fund                                          224                  6,898          9,263
           Rydes Series Nova Fund                                  184                  5,074          6,104
           Schwab 1000 Fund                                         31                  1,000          1,043
           Schwab S&P 500 Inv. Shares                              627                 10,619         11,888
           Scudder Greater Europe Growth                           164                  4,010          4,345
           Vanguard Index Trust 500                              1,121                127,346        127,702
           Warburg Pincus Global Telecommunications                211                  5,047          6,025
           Weitz Value Portfolio                                   292                  8,321          8,479
                                                                                  -----------    -----------
                Total Registered Investment Companies                             149,823,961    179,650,088

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES            SCHEDULE I
DECEMBER 31, 1998
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                          Description of investment
                                                        including maturity date, rate
                                                           of interest, collateral,
Party-in-  Identity of issue, borrower,                     par or maturity value,
interest   lessor or similar party                           or number of shares             Cost       Current Value
---------  ------------------------------------------  -------------------------------   ------------   -------------
           INSURANCE COMPANY GENERAL ACCOUNT:
            Principal Life Insurance Co. - #4-09709    5.06% matures December 31, 1999   $  1,598,346    $  1,598,346
            Sun Life of Canada - #S-00864-G-001                5.74% matures June 2000      4,107,128       4,107,128
                                                                                         ------------    ------------
              Total Insurance Company General Account                                       5,705,474       5,705,474

           EMPLOYER STOCK
            Phelps Dodge                                                       652,080     35,594,003      33,262,544
            Occidental Petroleum                                                 8,147        172,519         142,094
                                                                                         ------------   -------------

              Total Employer Stock                                                         35,766,522      33,404,638

           PARTICIPANT LOANS
            Loans to various participants               8%-12.5% maturing through 2013             --      17,547,312
                                                                                         ------------   -------------
              Total Assets Held for Investment                                           $289,599,094   $ 342,919,759
                                                                                         ============   =============

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS             SCHEDULE II
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                        AMOUNT RECEIVED DURING
                            ORIGINAL        REPORTING YEAR          UNPAID
  IDENTITY AND ADDRESS      AMOUNT OF   ----------------------    BALANCE AT
       OF OBLIGOR             LOAN       PRINCIPAL   INTEREST    END OF YEAR
       ----------             ----       ---------   --------    -----------
Pam Arrellen                 1,000          18           3           790
2600 N. Central Ave.
Phoenix, AZ  85004-3104

Ramon Madrid Jr.             6,700          83          49         6,180
2600 N. Central
Phoenix, AZ  85004-3014


                             DETAILED DESCRIPTION OF LOAN INCLUDING DATES
                              OF MAKING AND MATURITY, INTEREST RATE, THE
                                  TYPE AND VALUE OF COLLATERAL, ANY             AMOUNT OVERDUE
  IDENTITY AND ADDRESS      RENEGOTIATION OF THE LOAN AND THE TERMS OF THE    -------------------
       OF OBLIGOR                RENEGOATION AND OTHER MATERIAL ITEMS         PRINCIPAL  INTEREST
       ----------                ------------------------------------         ---------  --------
Pam Arrellen                 Promissory note dated 11/15/96                       790       --
2600 N. Central Ave.         10.25%, bi-weekly $21.39
Phoenix, AZ  85004-3104

Ramon Madrid Jr.             Promissory note dated 12/15/96                     6,180       --
2600 N. Central              10.25%, bi-weekly $66.04
Phoenix, AZ  85004-3014

PHELPS DODGE EMPLOYEE SAVINGS PLAN                      SUPPLEMENTAL INFORMATION
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*                     SCHEDULE III
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


IDENTITY OF PARTY                                                            LEASE
     INVOLVED      DESCRIPTION OF ASSET      PURCHASE PRICE  SELLING PRICE   RENTAL
-----------------  ------------------------  --------------  -------------   ------
     M & I         Money Market Fund           $16,678,783

     M & I         Money Market Fund                          $ 51,162,488

     M & I         Interest Income Fund         21,709,466

     M & I         Interest Income Fund                         25,405,288

     M & I         Equity Income Fund           12,916,587

     M & I         Equity Income Fund                           53,599,152

     M & I         Equity Income Fund                           19,468,128

     M & I         Growth Stock Fund            17,931,612

     M & I         Growth Stock Fund                            71,468,977

     M & I         Growth Stock Fund                            22,872,245

     M & I         S&P 500 Index Fund           15,036,872

     M & I         S&P 500 Index Fund                           16,814,434

  J.P. Morgan      Enhanced Index Fund          37,981,516

  J.P. Morgan      Enhanced Index Fund                           6,185,236

  J.P. Morgan      Interest Income Fund         47,482,441

  J.P. Morgan      Interest Income Fund                         14,515,424

American Century   Equity Growth Fund           74,972,484

American Century   Equity Growth Fund                            8,330,066

American Century   Income & Growth Fund         62,276,304

American Century   Income & Growth Fund                          9,641,310


                                                                              CURRENT
                                                EXPENSE                       VALUE ON
IDENTITY OF PARTY                            INCURRED WITH                  TRANSACTION     NET GAIN
     INVOLVED      DESCRIPTION OF ASSET       TRANSACTION    COST OF ASSET      DATE         (LOSS)
-----------------  ------------------------  -------------   -------------  ------------   -----------
     M & I         Money Market Fund                          $ 16,678,783  $ 16,678,783

     M & I         Money Market Fund                            51,162,488    51,162,488

     M & I         Interest Income Fund                         21,709,466    21,709,466

     M & I         Interest Income Fund                         23,308,533    25,405,288   $2,096,755

     M & I         Equity Income Fund                           12,916,587    12,916,587

     M & I         Equity Income Fund                           53,168,639    53,599,152      430,513

     M & I         Equity Income Fund                           15,489,311    19,468,128    3,978,817

     M & I         Growth Stock Fund                            17,931,612    17,931,612

     M & I         Growth Stock Fund                            75,356,746    71,468,977   (3,887,769)

     M & I         Growth Stock Fund                            19,767,133    22,872,245    3,105,112

     M & I         S&P 500 Index Fund                           15,036,872    15,036,872

     M & I         S&P 500 Index Fund                           14,834,255    16,814,434    1,980,179

  J.P. Morgan      Enhanced Index Fund                          37,981,516    37,981,516

  J.P. Morgan      Enhanced Index Fund                           5,906,509     6,185,236      278,727

  J.P. Morgan      Interest Income Fund                         47,482,441    47,482,441

  J.P. Morgan      Interest Income Fund                         14,515,424    14,515,424

American Century   Equity Growth Fund                           74,972,484    74,972,484

American Century   Equity Growth Fund                            7,844,169     8,330,066      485,897

American Century   Income & Growth Fund                         62,276,304    62,276,304

American Century   Income & Growth Fund                          9,250,036     9,641,310      391,274

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan assets as of December 31, 1997 as defined in Section 2520.103- 6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.